NEUBERGER BERMAN INCOME FUNDS
MANAGEMENT AGREEMENT
SCHEDULE A
SERIES OF NEUBERGER BERMAN INCOME FUNDS

Neuberger Berman Core Bond Fund

Neuberger Berman Floating Rate Income Fund

Date: October 31, 2011

NEUBERGER BERMAN INCOME FUNDS
MANAGEMENT AGREEMENT
SCHEDULE B
RATE OF COMPENSATION

Compensation pursuant to Paragraph 3 of the Management Agreement shall be calculated in accordance with the following schedules:

NEUBERGER BERMAN CORE BOND FUND

0.250% of the first $500 million of average daily net assets
0.225% of the next $500 million of average daily net assets
0.200% of the next $500 million of average daily net assets
0.175% of the next $500 million of average daily net assets
0.150% of average daily net assets in excess of $2 billion

NEUBERGER BERMAN FLOATING RATE INCOME FUND

0.50% of average daily net assets

Date: October 31, 2011